UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69566

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fearnley Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

880 Third Avenue, 16Th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Shaw	(212)-751-4422	a.shaw@fearnleys.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM, LLP
(Name – if individual, state last, first, and middle name)

805 Third Avenue, 14th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

9/24/2003	587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jason Peter Fink_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Fearnley Securities, Inc._____, as of _12/31_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 20 25

Signature: _____

Title: _____
Chief Executive Officer

_Lori Alessi_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

Fearnley Securities, Inc.

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

Fearnley Securities, Inc
Contents



New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Fearnley Securities, Inc.
New York, NY

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Fearnley Securities, Inc. (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
March 27, 2024

New York, NY   Washington DC   Mumbai & Pune, India   Boca Raton, FL

San Francisco, CA   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

Fearnley Securities, Inc.
Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash and Cash Equivalents	$	2,047,581
Receivables from Affiliate		659,258
Receivables from Clearing Broker		322,563
Prepaid Expenses		80,555
Equipment and Leasehold Improvement (net)		11,997
Right of Use Assets		21,863
TOTAL ASSETS	$	**3,143,817**

LIABILITIES

Accounts Payable and Accrued Expenses	$	1,096,778
Due to Affiliate		427,994
Lease Liabilities		21,863
TOTAL LIABILITIES		**1,546,635**

STOCKHOLDER'S EQUITY

Common Stock - no par value	
200 Shares Authorized, 100 Shares Issued and Outstanding	10,948,795
Additional Paid-in Capital	3,000,000
Accumulated Deficit	(12,351,613)
TOTAL STOCKHOLDER'S EQUITY	**1,597,182**

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**3,143,817**

Fearnley Securities, Inc.
Notes to the Financial Statement
December 31, 2023

1.   Organization

Fearnley Securities, Inc. ("the Company") is a wholly owned subsidiary of Fearnley Securities AS (the Parent Company). The Parent Company was established in 1987 and is an independent full-service investment bank, a member of the Oslo Stock Exchange, and part of the Astrup Fearnley Group. The idea behind the formation of an investment bank within the Astrup Fearnley umbrella was, and remains, to capitalize on the Group's global resources within maritime industries. The Company and the Parent Company remain close to the Group's heritage and core businesses, hence focusing exclusively on shipping, offshore and energy. From its office in New York, the Company provides a full range of brokerage and investment banking services for domestic and global clients.

The Company is a member of FINRA and SIPC.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying financial statements. The U.S. dollar ($) is the functional currency of the Company.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalent
The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents. The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000. However, the Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Clearing Arrangements
The Company clears its domestic transactions through its clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of December 31, 2023, the Company had a $322,563 receivable from clearing broker, of which $281,418 was held in deposit. International transactions are cleared through its Parent Company.

Accounts Receivable
Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses
As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit losses framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future

economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2023.

Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities will involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at historical cost less accumulated depreciation. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation on these assets is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of these assets range from three to five years.

Accounts Payable and Accrued Expenses

The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, due from clearing broker, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value term measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the

Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right-of-use asset ("ROU") is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes
Income taxes are provided under the provisions of ASC 740, Income Taxes. The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company records tax liabilities for income tax contingencies based on our best estimates of the underlying exposures. The Company's federal and state income tax returns for the years 2020 through 2023 remain open for audit by the applicable regulatory authorities.

Recently Issued Accounting Pronouncements
All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective, did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

3. **Furniture, Equipment and Leasehold improvements**

As of December 31, 2023, Office Equipment, Furniture and Leasehold Improvements consist of the following:

Equipment	$	12,701
Furniture		4,328
Total		17,029
Less Accumulated Depreciation		(5,032)
Net	$	11,997

4. **Leases**

The Company leases office space under an operating lease.

ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the net present value of the Company's lease obligation to make payment arising from the leases. The lease liabilities are based on the present value of fixed lease payments over the lease term using the implicit lease interest rate or, when unknown, the Company's incremental borrowing rate on the lease commence date. Operating lease expense is recognized on a straight-

line basis over the term of the lease.

The operating lease payments including non-lease components for the year ended December 31, 2023 were $132,000.

The rate implicit in the lease is not readily determinable and we therefore used an incremental borrowing rate to determine the present value of the lease payments. The weighted average incremental borrowing rate used to determine the initial value of the right of use assets and lease liabilities was 5%.

As of December 31, 2023, the Company had operating lease right of use assets of $387,454 less accumulated depreciation of $365,591 and operating lease liabilities of $21,863.

The lease term expired on February 29, 2024 and as of December 31, 2023, total undiscounted future lease payments are $22,000, which includes imputed interest of $137.

5. **Related Party Transactions**

During the year 2023, the Parent Company made capital contributions of $3,000,000 to the Company.

The Company and the Parent Company have a Profit-Sharing Agreement, whereby the Company may share a portion of its profits with the Parent Company in recognition of the Parent Company's contributions to profitability of the Company vis a vis the Parent Company's effort in collaboration with the Company pursuant to *Rule 15a-6 under the Securities Exchange Act of 1934 as amended*. Such profit sharing is based upon certain agreed upon methods driven largely by the involvement of the Company and the Parent Company. The Profit-Sharing Agreement may be terminated by either party under certain conditions. Such monies are not due and payable until all fees receivable and relating to such profit share have been fully collected.

At December 31, 2023, The Company has a due from and to balance with the Parent Company of $659,258 and $427,994 respectively, attributed to the Profit-Sharing Agreement.

6. **Income Taxes**

Under the accounting guidance, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in financial statements than for tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

The income tax provision consists of the following components as of December 31, 2023:

Tax Benefit at Statutory Tax Rate	$	(488,826)	21.0%
State Benefit, Net of Federal Benefit		(65,007)	2.8%
Permanent Items		50,360	-2.2%
Valuation Allowance		503,473	-21.6%
Income Tax	$	-	0.0%

The components of the deferred tax assets and liabilities at December 31, 2023 are summarized as follows:

Deferred Tax Assets:		
Net Operating Loss Carryforwards	$	2,568,658
Accrued Expenses		217,231
Total Deferred Tax Assets		2,785,889
Deferred Tax Liabilities:		
Depreciation		(3,098)
Total Deferred Tax Liabilities		(3,098)
Valuation Allowance		(2,782,791)
Net Deferred Tax Assets (Liabilities)	$	-

The Company has federal net operating losses of $11,183,192, which do not expire, but can be fully utilized to offset up to 80% of the Company's taxable income in any given year. State net operating losses are generally calculated on a post-apportionment basis, and either do not expire (and are subject to the 80% utilization rule) or are subject to a 20-year life with unlimited utilization, depending on each state's rules. The valuation allowance on the net deferred tax assets of $2,782,791 have been fully reserved, due to unstable earnings history.

7. **Commitments and Contingencies**

The Company entered into a 3-year lease at the premises located in New York, which expired February 29, 2024. Monthly lease payments are $11,000. The Company will go on a month-by-month lease payment until a new lease agreement is entered.

In November 2015, the Company entered into a fully disclosed clearing agreement with an unrelated entity and a clearing broker. The Company intends to conduct its clearing and depository transactions for the Company's customer accounts and proprietary transactions securities registered in the United States (domestic transactions) through this clearing agreement, while foreign based securities will be cleared through its Parent Company. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company funded $250,000 in January 2016, as cash held on deposit for the settlement of any unsettled domestic transactions. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

The Company has several annual employment agreements with its employees, detailing traditional terms of employment such as rate compensation, bonus term if applicable, employment benefits, resignation terms, non-compete clauses and terms of termination.

8. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $845,372 which was $595,372 in excess of its required net capital of $250,000.

Fearnley Securities, Inc.
Notes to the Financial Statement
December 31, 2023

9.   **Subsequent Events**

The Company has evaluated whether events or transactions have occurred after December 31, 2023 that would require recognition or disclosure in these financial statements through March 27, 2024, which is the issuance date of these financial statements. There were no subsequent events which would require adjustment to or disclosure within the financial statements.